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April 23, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:               POST-EFFECTIVE AMENDMENTS NO. 1 ON FORM N-4
                  RIVERSOURCE VARIABLE ANNUITY ACCOUNT
                  REGISTRATION STATEMENTS
                           FILE NOS. 333-139763 AND 811-7195
                           RiverSource(R) Innovations Select Variable Annuity (referred to herein as "Innovations Filing")

                           FILE NOS. 333-139759 AND 811-7195
                           RiverSource(R) FlexChoice Select Variable Annuity (referred to herein as "FlexChoice Filing")

Dear Commissioners:

On behalf of RiverSource Variable Annuity Account ("Registrant"), RiverSource Life Insurance Company ("Company") filed electronically a Post-Effective Amendment No. 1 on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act") on or about February 23, 2007 under each Registration Statement identified above ("Amendments No. 1"). On April 10, 2007, Registrant received Staff comments regarding Amendments No. 1 and respectfully responds to the comments herein.

COMMENT 1. PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM (P. 33)

PLEASE EXPLAIN TO THE STAFF THE BASIS UPON WHICH THE INSURANCE COMPANY CAN VARY THE ALLOCATION OPTIONS AND/OR ALLOCATION PERCENTAGES WITHIN THOSE MODEL PORTFOLIOS. ALSO, PLEASE EXPLAIN HOW THAT WILL BE IMPLEMENTED.

The Company does not and cannot vary the allocation options or allocation percentages within the model portfolios. An affiliated registered investment advisor, RiverSource Investments, LLC ("RiverSource Investments") serves as the investment adviser for the Portfolio Navigator program. As stated on prospectus page 46 of the Innovations Filing, and prospectus page 45 of the FlexChoice Filing,

         In this regard, RiverSource Investments enters into an investment advisory agreement with each contract owner participating in the PN program ... Currently, the PN program model portfolios are designed and periodically updated for RiverSource Investments by Morningstar Associates, LLC, a registered investment adviser and wholly owned subsidiary of Morningstar, Inc. ... [N]either RiverSource
         Investments, nor any of its affiliates, including us, dictates to Morningstar Associates the number of allocation options that should be included in a model portfolio, the
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         percentage that any allocation option represents in a model portfolio, or whether a particular allocation option may be included in a model portfolio.

The Company agrees to remove the first bullet point on prospectus page 48 in the Innovations Filing and prospectus page 47 in the FlexChoice Filing, which the Staff viewed as potentially inconsistent with the above and that provided to the Company a reservation of right to "offer more or fewer model portfolios and to vary the allocation options and/or allocation percentages within those model portfolios."

COMMENT 2. SECURESOURCE RIDERS (PP. 46-58)

A. PLEASE CONSIDER CAPITALIZING ALL DEFINED TERMS.

Registrant has given serious consideration to the capitalization of defined terms in the optional rider sections. We believe that the prospectus' readability is enhanced by not capitalizing terms each time they are used, and that such capitalization would cease to have visual impact for the reader and may detract from the goal of simplification.

B. PLEASE CONSIDER DESIGNATING THE TERMS "BASIC WITHDRAWAL BENEFIT" AND "LIFETIME WITHDRAWAL BENEFIT" (TOP OF PAGE 47) AS DEFINED TERMS.

The above phrases are not included in the rider key terms section because these are not defined terms under the approved rider forms filed with state insurance departments. These phrases are descriptive, rather than definitional, and we have determined from a state insurance law perspective to avoid defining terms in the prospectus that are not defined in the rider.

We believe these phrases are clearly explained in the prospectus. Please refer to prospectus page 62 in the Innovations Filing and prospectus page 60 in the FlexChoice Filing.

C. PLEASE DEFINE THE TERM "GUARANTEED LIFETIME WITHDRAWAL BENEFIT."

We are removing the word "guaranteed" from "guaranteed lifetime withdrawal benefit," since "lifetime withdrawal benefit" is defined in the prospectus as a guarantee. The word as included in the phrase was repetitive, and the phrase using the word "guaranteed" should not have been used as if it were a new term.

D. WITH RESPECT TO THE LIFETIME WITHDRAWAL BENEFIT LIMITATIONS, THE DISCLOSURE STATES THAT ONCE THE CONTRACT VALUE EQUALS ZERO, PAYMENTS ARE MADE FOR AS LONG AS THE OLDEST OWNER OR ANNUITANT IS LIVING. PLEASE EXPLAIN TO THE STAFF THE PAYMENTS TO WHICH ARE BEING REFERRED. DO THE "PAYMENTS" REFER TO THE WITHDRAWALS THAT CAN BE TAKEN DURING THE LIFE OF THE OWNER OR ANNUITANT? OR ARE THE "PAYMENTS" REFERRING TO ANNUITY PAYMENTS?
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The word "payments" as used above applies if the contract value reduces to zero. Please note that a sub-section describing these payments entitled "When the Contract Equals Zero" is appropriately referenced in the "Lifetime Withdrawal Benefit Limitations" section on prospectus page 63 in the Innovations Filing, and prospectus page 61 in the FlexChoice Filing. The payment described is neither an annuity payment as defined by the contract, nor a withdrawal as otherwise described in the rider. In effect, it is a third manner of payment which is necessary to ensure that the owner or annuitant will receive the minimum amount guaranteed by the rider in all possible scenarios.

The payment made under the rider when the contract value equals zero is compared with contractually-defined annuity payments and rider-guaranteed withdrawal amounts as follows:

     o The payments are similar to annuity payments in that once the payments start, the payment amount cannot be changed and many of the deferred annuity contract provisions no longer apply. The distinguishing element is the payment trigger; under the SecureSource(SM) rider, the key trigger is when the contract equals zero, whereas a contractually-defined annuity payment is triggered by either customer-election or the contract retirement date.

     o The payments are similar to guaranteed withdrawal amounts in that the payments are a function of the SecureSource(SM) rider, and defined terms unique to the rider are used in determining the amount and duration of payments. The distinguishing element is that the amount of the withdrawal is elected by the customer at each withdrawal request, whereas payment amounts are static once triggered.

E. PLEASE EXPLAIN THE LEGAL BASIS UPON WHICH THE INSURANCE COMPANY MAY AUTOMATICALLY REALLOCATE CONTRACT VALUE TO THE TARGET MODEL PORTFOLIO IMMEDIATELY FOLLOWING A WITHDRAWAL.

The reallocation of contract value to the target model portfolio has legal bases under both the Investment Advisers Act of 1940, as amended (the "Adviser's Act") and state contract and insurance law.

As discussed in response to Comment 1, above, contract owners cannot participate in the Portfolio Navigator program unless they enter into an investment adviser agreement with RiverSource Investments. That agreement states that, prior to participating in the program, the contract owner should read the description of the program contained in the Variable Contract prospectus. The prospectus explicitly describes as part of the program reallocation to the target model portfolio shown in the annuity contract.

Contract owners also receive at the time they enroll in the program the Portfolio Navigator Asset Allocation Program Investment Adviser Disclosure Document, which is based on Part II of RiverSource Investment's Form ADV, the SEC investment adviser registration form. The disclosure is provided to ensure compliance with the Advisers Act and provides information regarding the program and investment advisory services offered under the program pursuant to Rule 204-3(d) under the Advisers Act.
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The document discloses that the rider forms can limit the number of Model
Portfolios available to the contract owner and advises the contract owner to read the description of the program and the additional information about the riders in the prospectus.

The rider forms explicitly limit the model portfolio options as described in the prospectus. The rider forms have been filed and approved in forty-three states to date, and will be approved in all states where the riders will be offered. The company is authorized under state insurance law to issue annuity contracts with these forms, including the offering of such features as are described in the forms. Pursuant to contract law, contract owners are free to choose to purchase the rider as offered, subject to adequate disclosure.

The Company agrees to remove the words "we determine in our sole discretion that," which the Staff viewed as potentially inconsistent with the above, from the sentence on prospectus page 63 in the Innovations Filing and prospectus page 62 in the FlexChoice Filing that currently reads, "Immediately following a withdrawal your contract value will be reallocated to the target model portfolio as shown in your contract if we determine in our sole discretion that your current model portfolio is more aggressive than the target model portfolio."

F. ON PAGE 50, WITH RESPECT TO HOW THE GBA IS CALCULATED, THE DISCLOSURE STATES THAT THE GBA REMAINS UNCHANGED WHEN YOU MAKE A WITHDRAWAL THAT IS LESS THAN OR EQUAL TO THE TOTAL RBP. PLEASE EXPLAIN TO THE STAFF HOW THAT FACT IS RECONCILED WITH THE DISCLOSURE CONCERNING THE RBA, WHICH STATES EACH WITHDRAWAL YOU MAKE REDUCES THE AMOUNT OF GBA THAT IS GUARANTEED BY THE RIDER AS FUTURE WITHDRAWALS (NOTE, THE GBA IS THE TOTAL CUMULATIVE WITHDRAWALS GUARANTEED BY THE RIDER).

The wording of the RBA definition is not intended to change or otherwise conflict with the definition of the GBA. In the RBA definition, the phrase "reduces the amount of GBA that is guaranteed by the rider as future withdrawals" is not intended to mean "reduces the total cumulative amount of GBA". Rather, the phrase was intended to help describe the RBA concept (the amount of the GBA that has not been withdrawn yet). As cumulatively described throughout the SecureSource(SM) rider disclosure section, a withdrawal will reduce the RBA value but does not affect the GBA value as long as the withdrawal does not exceed the current RBP value.

Because the Staff comment indicates that this phrase may not be clarifying as intended, Registrant offers to remove the "GBA" reference in the first sentence of the RBA definition as follows:

Remaining Benefit Amount (RBA): Each withdrawal you make reduces the amount that is guaranteed by the rider as future withdrawals. At any point in time, the RBA equals the amount of GBA that remains available for withdrawals for the remainder of the contract's life, and total RBA is the sum of the individual RBAs associated with each purchase payment.

COMMENT 3. WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY
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HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE. SINCE THE COMPANY AND ITS
MANAGEMENT ARE IN POSSESSION OF ALL FACTS RELATING TO THE COMPANY'S DISCLOSURE, THEY ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES THEY HAVE MADE. IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:
THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILINGS; STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS IN THE FILINGS REVIEWED BY THE STAFF DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND THE FUND MAY NOT ASSERT THIS ACTION AS DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

The Company acknowledges and agrees to such representations.

If you have any questions regarding this filing, please contact me at (612) 671-2237 or Kristin Vann at (612) 671-4179.

Sincerely,




/s/      Rodney J. Vessels
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         Rodney J. Vessels
         Assistant General Counsel